PRUDENTIAL INVESTMENT PORTFOLIOS 5

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102-4077

March 3, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Investment Portfolios 5

Post-Effective Amendment No. 31 to the Registration Statement
under the Securities Act of 1933 (No. 333-82621) and
Amendment No. 31 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-09439)

Filed December 20, 2013__________________________

Mr. Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Parachkevov:

We filed through EDGAR on December 20, 2013 on behalf of Prudential Investment Portfolios 5 (the “Registrant”) Post-Effective Amendment No. 31 to its Registration Statement under the Securities Act of 1933 Act (the “1933 Act”) and Amendment No. 31 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) of the 1933 Act solely for the purpose of adding a new series of the Registrant, to be known as the Prudential Jennison Rising Dividend Fund (the “Fund”).

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on February 5, 2014, with respect to the Amendment. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 32 to the Registrant’s registration statement.

Prospectus

1.	Comment

In the “Annual Fund Operating Expenses” table, please round all figures to the nearest 100th of a percent (i.e., two decimal places), as required by Form N-1A.

Response

The figures appearing in the “Annual Fund Operating Expenses” table have been rounded to the nearest 100th of a percent.

2.	Comment

The footnotes which are applicable to the “Annual Fund Operating Expenses” table should appear immediately underneath this table, and not underneath the expense example table.

Response

The Registrant notes that the footnotes were positioned underneath the expense example table in response to comments received from the Staff after reviewing an earlier filing by another registrant in the fund complex. However, in response to the Staff’s comments with respect to the Registrant’s Amendment, the footnotes will be moved and positioned so that they appear immediately underneath the “Annual Fund Operating Expenses” table.

4.	Comment

In the Fund Summary, please confirm whether the “Example” table figures reflect any waived fee or reimbursement.

Response

The fee waivers/expense reimbursements are reflected in the expense examples for the period of time they are in effect. Since the fee waiver/ expense reimbursements will be in effect through November 30, 2015, the fee waiver is reflected for the first year of every period of the example.

5.	Comment

Please confirm whether or not the fee waivers/ expense reimbursements denoted in the footnotes are subject to any recoupment by the Fund’s investment manager, and if so, disclose this fact and the time period for which waivers/reimbursements may be recouped.

Response

The fee waivers/expense reimbursements are not subject to recoupment by the Fund’s investment manager.

6.	Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter dated July 30, 2010 from the SEC to the Investment Company Institute.

Response

Registrant will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

7.	Comment

In the Fund Summary, in the “Investments, Risks and Performance” section, please include disclosure that a loss of money is a risk of investing after the subhead titled “Principal Risks of Investing in the Fund,” as required under Form N-1A, Item 4(b).

Response

The requested disclosure has been added.

8.	Comment

In the Fund Summary, in the “Investments, Risks and Performance” section, please disclose and explain in the “Principal Investment Strategies” discussion the definition of “large-cap companies.”

Response

A definition of “large-cap companies” has been included.

9.	Comment

In the Fund Summary, please confirm whether the “Example” table figures reflect any waived fee or reimbursement.

Response

The fee waivers/expense reimbursements are reflected in the expense examples for the period of time they are in effect. Since the fee waiver/ expense reimbursements will be in effect through November 30, 2015, the fee waiver is reflected for the first year of every period of the example.

10.	Comment

If shares of the Fund will be sold by a bank or other insured depository institution, include the disclosure required by Form N-1A, Item 4(b)(1)(iii).

Response

Shares of the Fund will not be sold through banks or other insured depository institutions.

11.	Comment

In the Fund Summary, in the disclosure appearing underneath the subheading entitled “Financial Intermediary Compensation,” the term “Manager” is not defined.

Response

The reference to “Manager” in this section has been revised to refer to the Fund’s “investment manager.”

12.	Comment

In the section entitled “How the Fund Invests,” the disclosure pertaining to “Temporary Defensive Investments” should include a statement that temporary defensive investments are not consistent with the Fund’s investment objectives.

Response

The disclosure already states that: “investing heavily in these securities is inconsistent with and limits the Fund’s ability to achieve its investment objectives…” We believe that this disclosure is consistent with the Staff’s comment.

13.	Comment

In the section entitled “How the Fund Invests,” under the subheading of “Other Investments and Strategies,” investments in the equity and equity-related securities of medium-sized and small companies are not discussed, although such investments are subsequently identified as a non-principal investment strategy in the “Investment Risks” tables which follow.

Response

“Other Investments and Strategies” are generally intended to discuss and disclose types of investments and strategies which are not part of the Fund’s primary investment program. Although the Fund will normally invest primarily in large-cap stocks, the Fund may invest in securities of any capitalization, and therefore, we do not believe that investments in medium-sized and small companies would be appropriate for inclusion in this section.

The risks and potential rewards of investing in medium-sized and small companies are now identified as a principal investment strategy in the “Investment Risks” tables.

14.	Comment

In the section entitled “How to Buy, Sell and Exchange Fund Shares,” please include disclosure indicating that the offering price for the purchase of Class A shares includes the applicable front-end sales charge.

Response

We believe that the Fund’s prospectus already provides clear and complete disclosure with respect to the front-end sales charge that is applicable to most purchases of Class A shares. This includes the “Shareholder Fees” table which appears in the Fund Summary, where the initial row of the table identifies the “maximum sales charge (load) imposed on purchases (as a percentage of offering price).”

15.	Comment

In the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the subhead entitled “How Financial Services Firms are Compensated for Selling Fund Shares,” the reference in the first paragraph to “Each Fund” should be changed to read “The Fund.”

Response

Since the discussion of “How Financial Services Firms are Compensated for Selling Fund Shares” is intended to apply to all of the funds in the fund complex, and since the first sentence in this paragraph discusses all of the funds in the fund complex collectively, we believe that it is appropriate to retain the reference to “Each Fund.”

17.	Comment

In the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the subhead entitled “Understanding the Price You’ll Pay,” please include disclosure discussing the fact that the prospectuses of any other mutual funds in which the Fund invests will explain each such fund’s use of fair valuation for its portfolio securities.

Response

Appropriate disclosure has been added as requested.

18.	Comment

In the section entitled “How to Buy, Sell and Exchange Fund Shares,” under the subhead entitled “Additional Shareholder Services” the explanation of the “Automatic Reinvestment” service or privilege is inconsistent with Section 18 of the 1940 Act as well as SEC no-action letters in that the explanation says that “[f]or accounts held at the Transfer Agent…distributions of $10.00 or less on non-retirement accounts will not be paid out in cash, but will be automatically reinvested into your account.”

Response

The Registrant respectfully submits that the automatic reinvestment of distributions of $10 or less in non-retirement accounts held at the Transfer Agent is not inconsistent with Section 18 of the 1940 Act and the positions taken by the SEC staff in NEA Mutual Fund, Inc. (Feb.16, 1974) and United Services Funds (Mar. 2, 1988). In those letters, the staff refused to take a no-action position when the fund sought to reinvest all dividends of shareholders holding fewer than 100 shares (NEA) or all distributions of $25 or less (United Services). In United Services, the staff took the position that “a mandatory reinvestment plan that only applies to certain shareholders, designated either by the number of shares they hold or the amount of dividends and capital gains distributions they receive, is prohibited by section 18 of the 1940 Act.” (emphasis in original) The Registrant respectfully submits that the shareholders who receive automatic reinvestment is not designated by the amount of dividends they receive but by where the account is held (the Fund’s transfer agent) and the type of account held (non-retirement accounts). Distributions of $10 or less paid with respect to shares held with recordkeepers other than the Fund’s transfer agent (such as financial intermediary or a broker-dealer) or in non-retirement accounts at the transfer agent are not subject to automatic reinvestment. A shareholder with a small account who receives distributions of $10 or less has the option to hold the shares with another recordkeeper to avoid automatic reinvestment.

Statement of Additional Information(SAI)

1. Comment

Under “Investment Risks and Considerations – Risk Factors Involving Derivatives,” and “Swap Agreements,” confirm that for swaps, including credit default swaps, the Fund will cover the notional exposure, and not simply the exposure based on mark-to-market.

Response

For swaps with physical settlement, the Fund will segregate an amount equal to the notional amount of the contract.  For swaps that are cash settled, which are marked to market daily, the Fund will segregate assets equal to the mark-to-market value of the obligation.  The Fund acknowledges that the Commission may, in the future, issue additional guidance regarding swaps, and such guidance may impact the asset coverage requirements and could adversely affect the Fund’s use of such instruments and derivatives in general.

2. Comment

Under “Investment Risks and Considerations – Additional Risk Factors of OTC Transactions; Limitations on the Use of OTC Derivatives,” please include explanation and disclosure pertaining to who and how it is determined that financial institutions “…appear to have substantial capital…”

Response

It would be the responsibility of the Fund’s subadviser to make this determination.

3. Comment

Under “Investment Risks and Considerations – Illiquid or Restricted Securities,” include an explanatory statement identifying the Fund’s limitations with respect to the amount of illiquid securities it may hold, and the measures that the Fund will employ if the limit is exceeded.

Response

Disclosure has been added explaining that the Fund will not purchase or otherwise acquire any security if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.

4. Comment

Under “Investment Risks and Considerations – Zero Coupon Securities, Pay-In-Kind Securities and Deferred Payment Securities,” please clarify that with respect to pay-in-kind securities that the borrower can default even if all conditions are met.

Response

The Fund does not intend to utilize these types of securities. The disclosure has been deleted.

5. Comment

Under “Investment Risks and Considerations – Futures,” please more specifically identify the applicable rule pursuant to which the Manager claims exclusion from registration as a commodity pool operator, and more specifically explain the limitations that are imposed on the Fund in order to qualify for the exclusion.

Response

Additional disclosure has been added as requested.

6. Comment

Under “Information About Board Members and Officers,” with respect to the professional biography for Kevin J. Bannon, please include an explanation or description of the business or enterprise engaged in by Urstadt Biddle Properties. For board members who are currently retired, this should be disclosed in the table of the column entitled “Principal Occupation(s) During Past Five Years.”

Response

The professional biographies have been revised accordingly.

7. Comment

Under “Information About Board Members and Officers,” please include an explanation of why the interested board members are so designated.

Response

We believe that appropriate disclosure explaining the interested status of board members already appears immediately after the professional biography tables, where there is disclosure which states that “[b]oard members are deemed to be ‘Interested’ as defined in the 1940 Act, by reason of their affiliation with Prudential Investments LLC and/or an affiliate of Prudential Investments LLC.”

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-6469. Thank you for your assistance in this matter.

Very truly yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel

Prudential Investments LLC